FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 4, 2003

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

6th Floor, 1199 West Hastings Street

Vancouver, B.C. Canada V6E 3T5

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

   EXHIBITS

Exhibit 1

Press Release dated December 4, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:”Jacob H. Kalpakian”

(Signature)

President & Director

Date: December 4, 2003

Exhibit 1.

NEWS RELEASE

December 4, 2003.

LVH.TSX Venture Exchange

LVFHF.OTC Bulletin Board

 LVH.Berlin Stock Exchange

Las Vegas From Home.com Entertainment Inc. (the “Company” or “LVFH”) is pleased to announce that its’ wholly owned Antiguan Subsidiary, Action Poker Gaming Inc. has added a new licensee operating under the URL www.superiorpoker.com . As well, the Company expects to commercially integrate another licensee by the end of the calendar year.

In addition, the Company’s ongoing integration of Real Time Gaming (“RTG”) licensees is underway and is being accelerated to include the remaining licensees under the RTG umbrella.  Marketing efforts to these licensees have just been initiated, and should be fully implemented in the new year.

The Company’s software has evolved into a diverse multiplayer platform beyond the traditional “poker only” site.  The Company will continue to focus on “first to market” games in addition to solidifying its core product offering.

With the continued acceptance of the Company’s software offering, LVFH and its licensees are realizing a steady growth of revenue.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT (604) 681-0204, OR info@lvfh.com OR VISIT OUR WEBSITE AT www.lvfh.com

On behalf of the Board of

Las Vegas From Home.com Entertainment Inc.

“Jake Kalpakian”

_____________________________

Jake Kalpakian,

President

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

6th Floor, 1199 West Hastings Street

Vancouver, B.C.  V6E 3T5

Tel: (6040 681-0204   Fax: (604) 681-9428

Website: www.lvfh.com   email: info@lvfh.com

Statements in this news release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition, risks associated with changing customer preferences and other risks detailed in the Company’s filings with securities regulatory authorities.  These risks may cause results to differ materially from those projected in the forward-looking statements.